UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2010

BANCO BRADESCO S.A.
By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


Presença

Bradesco

OPEN DAY

SÃO PAULO 2010

Bradesco
OPEN DAY
SÃO PAULO 2010

Varejo

Josué Augusto Pancini

Bradesco

Topics

- Segmentation
- Clients
- Service Network
- Retail
- Correspondent Banks
- Highlights

Retail Department Structure

Department Heads

Business Management and Administration

- Planning and Market
- Administrative Management
- Quality Service
- Manag. of Pre-approved Loans
- Commercial Support to Network
- Managerial Information
- Prospection, Retention and Loyalty
- Economic and Financial Assessment
- Compliance

Sub-segments

- Individuals
- Small Business
- Payroll PAB/PAE
- Niche Markets

Correspondent Banks and PAA Management

- Banco Postal
- Bradesco Expresso
- Advanced Service Branches

Network Heads

Regional Heads (15)

Regional Management (101)

Branches Network

Segmentation


Individuals
Companies
Minimum investment of R$ 2 million
PRIVATE BANK
CORPORATE
Annual revenue over R$ 350 million
Monthly income starting at R$6,000 or Investment starting at R$70,000
PRIME
EMPRESAS
Annual revenue from R$30 million to R$ 350 million
Monthly income from R$ 2,000 to R$ 5,999.99 or Investment starting at R$ 25,000
Special Client
Small Business
VAREJO
Individuals
VAREJO
Annual revenue up to R$30 million
Monthly income up to R$ 1,999.99
Banco Postal and Bradesco Expresso

Clients

Individuals

Individuals with income up to R$1,999.99, who are offered a portfolio of products with standard rates and terms


PÉ
QUENTE
Bradesco


Bradesco
Bradesco
Crédito e Débito
4096 2856 1234 5678
GUSTAVO J. FREITAS
VISA


Financiamento
de Veículos
Bradesco
80
meses

Special Client

Individuals with income between R$ 2,000 and R$ 5,999.99 or minimum investment of R$ 25,000, who are offered a special product portfolio with exclusive rates and differentiated communication


Cliente Bradesco Preferencial.
Presença próxima
e pessoal gerenciando
sua relação com o banco.
Presença
Bradesco


Bradesco
Bradesco
VISA


Bradesco
Crédito e Débito
4931 0285 6615 7381
VISA


Bradesco

Small Business

Corporations with annual revenue up to R$30 million, which are offered integrated solutions to efficiently manage the company, with specialized managers




Gerenciador de Fluxo de Caixa OBBPlus
Um avançado sistema de gestão de Contas a Receber e a Pagar.


Tarifas e Serviços
Escolha a cesta de serviços que melhor se ajusta ao perfil da sua empresa.


Bradesco Net Empresa
Faça as transações da sua empresa de maneira simples e segura.

Bradesco Individuals and Small Business Model




Pessoa
JURÍDICA
Cliente
PREFERENCIAL






Cliente
PREFERENCIAL



Service Network

Network Structure

Dec/09		Mar/10
259	Prime Branches	260
3,090	Retail Branches	3,090
6,067	Banco Postal	6,110
20,200	Bradesco Expresso	21,501
2,741	PABs and PAEs	2,764
1,371	PAAs	1,451
37,957	ATMs	38,772


Present in 100%
of Brazil's
Municipalities

Retail

Concept

Bradesco provides quality services to all income levels, and considers the Retail Segment a strategic and high-priority market through which it strives to democratize banking services and products, reaching the highest possible number of companies and individuals in all regions, including less developed ones, thereby helping to converge the Institution's interests with those of Brazilian society

Branches Network

13% growth over last 4 years


Branches
2,726
2,840
3,010
3,090
3,090
2006
2007
2008
2009
Mar10

Strong growth in the Service Network projected for 2010, with the inauguration of 250 new Branches

Broad Network

The Retail branches serve all levels of society and the broad network provides convenience for customers and supports Brazil's development

Market Share


NORTH
20.21%
NORTHEAST
18.83%
MIDWEST
19.28%
SOUTHEAST
17.40%
SOUTH
13.20%

Distribution of Branches Network


South
15.24%
North
5.01%
Midwest
8.61%
Northeast
15.98%
Southeast
55.16%
As of Feb10

Bradesco
OPEN DAY

Service Network



Retail Branches

3,090 Branches in regions with excellent market potential



PABs and PAEs

2,764 outlets located on-site at **companies,** with Bank employees and ATMs



Convenience Branches

128 units installed in major supermarket chains with unique layouts



Mall Branches

72 Branches dedicated to serving mall visitors and store owners



Advanced Service Branches

1,451 PAAs located in cities without traditional Branches

The Retail Segment, with its various Branch models, serves over 19 million customers, offering a broad product portfolio and services tailored to each profile, whether they be Individual or Corporate clients

Service Channels

Multi-channel Service for all Customers

89% of all transactions are made through alternative channels, as a result of major investments in technology, providing convenience with complete security, combined with lower costs and **higher operating efficiency**








%
Branches; 11
Call Center; 9
ATMs; 39
Internet + FT; 40
Automatic Debit; 1

As of 1Q10

Source: DBDN

Retail Correspondent Banks

Concept

Companies in various industries contracted by the Bank to provide banking services as a **complement** to their core business

Low Income Market

Bradesco is the most experienced bank in serving the low-income segment, with Brazil's largest Correspondent Bank Network

Bradesco is a success story in this segment, given its broad network, product & services portfolio and the key social role its plays through bancarization

Over 27,000 Correspondent Banks

BANCO POSTAL
CORREIOS Bradesco

BRADESCO EXPRESSO
Bradesco

Correspondent Banks - Transactions


In Million
33.93
27.09
31.73
25.90
40.17
28.73
Jan10
Feb10
Mar10
Banco Postal
Bradesco Expresso

Source: Postal Bank Department

Banco Postal Operation

BANCO POSTAL
CORREIOS Bradesco

Brand through which Bradesco offers its products and services in partnership with Brazil's postal service (Empresa Brasileira de Correios e Telégrafos – ECT)


O BANCO QUE CHEGA AONDE
NENHUM OUTRO CHEGOU
CORREIOS



Bradesco
OPEN DAY

The Road to Bancarization

9 million checking accounts at Banco Postal

Distribution

Customers


13%
31%
11%
35%
10%

Income


Above 3 MW
6%
From 1 to 3 MW
26%
Up to 1 MW
68,%

MW = Minimum Wage

Present in 1,771 municipalities lacking banking services

Bradesco Expresso

Bradesco has been expanding its presence in Correspondent Banks through its **Bradesco Expresso** network, forming partnerships with supermarkets, drugstores, department stores and other retail chains


Happy Paper



Correspondent Banks, Win-Win Situation

Government

- Promotes banking inclusion
- Higher savings and credit
- Promotes development
- Increases competition
- Adequate regulations

Bank

- Higher profitability
- Expansion of Service Network
- Lower costs
- Access to lower-income and underserved markets
- Expansion of customer base
- Alternative service channels

Retailers

- Boosts traffic
- Higher sales
- Higher revenue
- Customer loyalty
- Alternative income source

Public

- Comfort
- Convenience
- Accessibility
- Lower costs
- Security
- Regulated credit

Highlights

Training

Bradesco Retail invests significantly in training with the goal of offering quality customer service in order to generate new business and win and retain customers

Customers at Retail Branches are served by 14,634 professionals certified by the Brazilian Financial and Capital Markets Association (Anbima)

In 2009, 41,125 employees in the Retail Segment participated in on-site courses, and another 41,625 are expected to participate in 2010

Of the 224 distance training courses available in 2009, employees in the Retail segment participated 1,800,046 times

Floating Branches

Advanced Service Station (PAA) installed on riverboat traveling the Solimões River in the Amazon Region, taking bank inclusion to cities along the river.

Units offers a series of banking services (open accounts, withdrawals, deposits, transfers, etc.)

The riverboat travels 1,600 km route in 7 days, connecting the cities of Manaus and Tabatinga.


VOYAGER III


Agência flutuante
Trecho percorrido pelo Voyager III
RR
AM
Santo Antônio do Içá
Fonte Boa
Manaus
Tonantins
Jutaí
Rio Solimões
Amaturá
São Paulo de Olivença
Tabatinga


Presença
Bradesco
OPEN DAY
SÃO PAULO 2010